Filed by Citigroup Inc.

Pursuant to Rule 425

Under the Securities Act of 1933

Subject Company: Nikko Cordial Corporation

Commission File No.: 1-9924

October 19, 2007

Nikko Cordial Corporation

A Response to Some Media Reports Regarding Opposition Rights of Dissenting Shareholders

             With respect to the Basic Agreement for a share exchange transaction with Citigroup Japan Holdings Ltd. and Citigroup Inc. which was announced on October 2, 2007, we note that there have been some media reports which suggest that persons who become registered holders of Nikko shares after October 28, 2007 (which is the record date established for identifying shareholders entitled to vote at the extraordinary shareholders meeting scheduled for December 19, 2007) may be eligible to exercise opposition rights under the Company Act with respect to those shares.

We would like to draw your attention to the fact that shares registered after the October 28, 2007 record date may not be eligible for opposition rights by dissenting shareholders under the Company Act, and that resolution of this issue would ultimately be a decision for the courts to make.

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This press release is for informational purposes only and does not constitute an offer of any securities or solicitation for exercising voting rights regarding this Share Exchange. In connection with the Share Exchange, Citigroup has filed with the U.S. Securities and Exchange Commission a registration statement on Form S-4. Shareholders of Nikko Cordial Corporation are urged to read the prospectus and convocation notice that will be included as exhibits to the registration statement when they become available because they contain important information.  Shareholders  will  be  able  to  obtain  a  free  copy of  the prospectus,  as well as other information, without charge, at the Securities and Exchange Commission website (http://www.sec.gov). Copies of the prospectus and the filings with the Securities and Exchange Commission that are incorporated by reference in the prospectus can also be obtained, without charge, from Citigroup Document Services at 877 936 2737 inside the United States (outside the United States at 718 765 6514), by e-mailing a request to docserve@citigroup.com, or by writing to: Citigroup Document Services 140 58th Street, Suite 8G Brooklyn, NY 11220.

Forward-looking Statements

Certain statements in this document are “forward-looking statements.” These statements are based on management’s current expectations and are subject to uncertainty and changes in circumstances. Actual results may differ materially from those included in these statements due to a variety of factors. More information about these factors is contained in the company’s public filings.